UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 5, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☒
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual Shareholders’ Meeting of Siemens AG
SIGNATURES

Siemens Aktiengesellschaft
Berlin and Munich
Berlin and Munich
December 2008
Notice of Annual Shareholders’ Meeting
of Siemens AG
To our shareholders:
NOTICE IS HEREBY GIVEN that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (hereinafter “Siemens AG” or “the Company”) will be held at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, on Tuesday, January 27, 2009, at 10:00 a.m. (local time), for the following purposes:

Agenda
1.	To receive and adopt the Report of the Supervisory Board, the Corporate Governance Report and the Compensation Report, and the Compliance Report for fiscal year 2008

2.
To receive and adopt the Annual Financial Statements and the Consolidated Financial Statements, as approved by the Supervisory Board, together with Management’s Discussion and Analysis of Siemens AG and the consolidated group, including the Explanatory Report on the information required pursuant to § 289 (4) and § 315 (4) of the German Commercial Code (HGB) for the fiscal year ended September 30, 2008

The materials referred to in Agenda Items 1 and 2 are available for inspection on the Internet at http://www.siemens.com/agm and at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin. Upon request, a copy will be sent to shareholders.

3.	To consider and vote upon appropriation of the net income of Siemens AG to pay a dividend

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

The unappropriated net income of Siemens AG for the fiscal year ended September 30, 2008 amounts to €1,462,725,473.60. This net income shall be used to pay a dividend of €1.60 on each no-par value share entitled to the dividend. The amount attributable to shares of stock of Siemens AG held in treasury by the Company as of the date, as well as attributable to treasury stock retired by the date, of the Annual Shareholders’ Meeting shall be carried forward.

4.	To ratify the acts of the Managing Board

The Supervisory Board and the Managing Board propose that ratification of the acts of Rudi Lamprecht, Dr. Jürgen Radomski, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer, all of whom have since resigned from the Managing Board, be postponed due to the charges brought against them, and that approval be and is hereby given to the acts of the other members of the Managing Board in fiscal year 2008.

It is intended that voting on the ratification of the acts of the Managing Board members at the Annual Shareholders’ Meeting will be carried out for each member individually.

5.	To ratify the acts of the Supervisory Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Supervisory Board in fiscal year 2008.

It is intended that voting on the ratification of the acts of the Supervisory Board members at the Annual Shareholders’ Meeting will be carried out for each member individually.

6.	To ratify the appointment of independent auditors for the audit of the Annual and the Consolidated Financial Statements and for the review of the Interim Financial Statements

The Supervisory Board proposes that the following resolutions be approved and adopted:
(a)
Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, is appointed to serve as independent auditors of the Annual and the Consolidated Financial Statements for the fiscal year ending September 30, 2009.

(b)
Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, is appointed to review the financial statements and the Interim Management’s Discussion and Analysis for the first half of the fiscal year ending September 30, 2009.

This proposal is the result of tendering for the position of independent auditors to audit the annual and consolidated financial statements and review the interim report as announced at the Annual Shareholders’ Meeting on January 24, 2008. During the intensive, seven-month tendering process, the Supervisory Board decided that Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, was committed to fully support our compliance program.

7.	To consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders’ preemptive and tender rights
The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:
(a)
The Company is authorized to acquire up to 10% of its capital stock existing at the date of the resolution. The aggregate of shares of stock of Siemens AG (“Siemens shares”) acquired under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or to be attributed to the Company pursuant to § 71d and § 71e of the German Stock Corporation Act (AktG) may at no time exceed 10% of the then existing capital stock.

This authorization may be exercised in whole or in part, once or several times, by Siemens AG or any of its subsidiaries, or by third parties on behalf of Siemens AG or its subsidiaries.

This authorization shall become effective as of March 1, 2009 and shall remain in full force and effect through July 26, 2010. The authorization to acquire Siemens shares as approved at the Annual Shareholders’ Meeting on January 24, 2008 shall terminate on the effective date of this new authorization.

(b)	Any acquisition of Siemens shares shall be accomplished at the discretion of the Managing Board either (1) by purchase over the stock exchange or (2) through a public share purchase offer.
(1)
If the Siemens shares are to be acquired over the stock exchange, the purchase price paid per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system) by more than 10%.

(2)	If the Siemens shares are to be acquired through a public share purchase offer, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers.
(i)
If a formal offer is publicly issued by the Company, the Company will state a purchase price or purchase price range per Siemens share. If a purchase price range is stated, the final price will be determined from all available acceptance declarations. The offer may provide for an acceptance period, terms and conditions, and the possibility of adjusting the purchase price range during the acceptance period if after publication of a formal offer significant market price fluctuations occur during the acceptance period.

The purchase price or purchase price range per Siemens share (excluding incidental transaction charges) may neither exceed the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to the “relevant date” by more than 10% nor fall below this average closing price by more than 20%. The relevant date will be the date on which the final Managing Board decision about the formal offer is made. In the event of an adjustment to the offer, the relevant date will be replaced by the date on which the final Managing Board decision is made about the adjustment.

If the number of Siemens shares tendered by shareholders exceeds the total volume of shares which the Company intends to acquire, the shareholders’ right to tender may be excluded to the extent that the purchase will be in proportion to the Siemens shares tendered. Furthermore, the tender of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.

(ii)
If the Company publicly solicits submission of offers to sell Siemens shares, the Company may state in its solicitation a purchase price range within which offers may be submitted. The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period if after publication of the solicitation significant market price fluctuations occur during the submission period.

Upon acceptance, the final purchase price will be determined from the available sales offers. The purchase price per Siemens share (excluding incidental transaction charges) may neither exceed the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to the “relevant date” by more than 10% nor fall below this average closing price by more than 20%. The relevant date will be the date on which the offers are accepted by Siemens AG.

If the number of Siemens shares offered for purchase exceeds the total volume of shares which the Company intends to acquire, the shareholders’ right to tender may be excluded to the extent that acceptance will be in proportion to the Siemens shares offered for purchase. Furthermore, the acceptance of small lots of up to 150 Siemens shares offered per shareholder may receive priority consideration.

(c)
Besides selling them over the stock exchange or through a public sales offer to all shareholders, the Managing Board is authorized to also use Siemens shares acquired on the basis of this or any previously given authorization as follows:

(1)	Such Siemens shares may be retired without an additional resolution by the Annual Shareholders’ Meeting being required for such retirement or its implementation.

(2)
Such Siemens shares may be used to meet the obligations under the 2001 Siemens Stock Option Plan in accordance with the resolution passed at the Annual Shareholders’ Meeting on February 22, 2001. The key points of the 2001 Siemens Stock Option Plan, as approved at the Annual Shareholders’ Meeting, can be examined as an integral part of the notarized minutes of that Annual Shareholders’ Meeting at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

(3)
Such Siemens shares may be offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries, or they may be granted and transferred to such individuals with a holding period of at least two years.

(4)
Such Siemens shares may, with the approval of the Supervisory Board, be offered and transferred to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein.

(5)
Such Siemens shares may, with the approval of the Supervisory Board, be sold to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system).

(6)	Such Siemens shares may be used to service conversion or option rights granted by the Company or any of its subsidiaries.

The aggregate volume of shares used under the authorizations pursuant to Agenda Item 7 (c), subsections (5) and (6) above, issued by applying mutatis mutandis the provisions of § 186 (3), 4th sentence of the German Stock Corporation Act (AktG) (against contributions in cash approximating the stock market price, with shareholders’ preemptive rights excluded), must not exceed 10% of the capital stock existing at the time such shares are used. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of the authorization until the time of its implementation. This limit also includes shares that were or can be issued to service conversion or option rights that were previously granted by mutatis mutandis application of the above provision during the term of this authorization.

(d)	The Supervisory Board shall be authorized to use Siemens shares acquired on the basis of this or any previously given authorization as follows:

Such Siemens shares may be offered by the Supervisory Board as stock-based compensation for purchase to the members of the Managing Board of Siemens AG under the same terms and conditions as those offered to the Company’s employees, or they may be granted and transferred with a holding period of at least two years. The details regarding stock-based compensation for Managing Board members are determined by the Supervisory Board.

(e)	The authorizations pursuant to Agenda Item 7 (c) and (d) above may be exercised once or several times, solely or jointly, in whole or in part.

(f)
Shareholders’ preemptive rights relating to acquired Siemens shares shall be excluded to the extent to which such shares are used in accordance with the authorizations pursuant to Agenda Item 7 (c), subsections (2) through (6), and Agenda Item 7 (d) above.

8.
To consider and vote upon a resolution authorizing the use of equity derivatives in connection with the acquisition of Siemens shares pursuant to § 71 (1), no. 8 of the German Stock Corporation Act (AktG), and the exclusion of shareholders’ preemptive and tender rights

In addition to the authorization to be resolved under Agenda Item 7 regarding the acquisition of Siemens shares pursuant to § 71 (1), no. 8 of the German Stock Corporation Act (AktG), the Company shall also be authorized to acquire Siemens shares by using equity derivatives.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

(a)
In addition to the authorization to be resolved under Agenda Item 7 regarding the acquisition of Siemens shares pursuant to § 71 (1), no. 8 of the German Stock Corporation Act (AktG), the acquisition of shares of stock of Siemens AG (“Siemens shares”) pursuant to the authorization to be resolved under Agenda Item 7 may also be completed, apart from the ways described there, with the use of equity derivatives. This authorization may be exercised in whole or in part, once or several times, by Siemens AG or any of its subsidiaries, or by third parties on behalf of Siemens AG or its subsidiaries. With the approval of the Supervisory Board, options may be sold whereby the Company takes on the obligation of buying Siemens shares upon exercise of the options (“put options”), options may be purchased and exercised whereby the Company has the right to acquire Siemens shares upon exercise of the options (“call options”), and Siemens shares may be acquired by using a combination of put and call options.

In exercising this authorization, all stock acquisitions based on put or call options, or a combination of put and call options, are limited to a maximum volume of 5% of the capital stock at the time the resolution is adopted by the Annual Shareholders’ Meeting. The term of the options must be chosen in such a way that the acquisition of Siemens shares upon exercise of the options will take place no later than July 26, 2010.

(b)
It must be stipulated in the option terms and conditions that the exercise of options is to be satisfied only by utilizing Siemens shares which were previously acquired over the stock exchange, in compliance with the principle of equal treatment, at the then current stock market price of the Siemens stock in XETRA trading (or a comparable successor system). The predetermined purchase price to be paid per Siemens share upon exercise of the option (“strike price”) may neither exceed the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last three trading days prior to conclusion of the relevant option contract by more than 10% nor fall below this average closing price by more than 30% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid).

The option premium paid by the Company for options may not be higher, and the option premium received by the Company for options may not be lower, than the theoretical market price of the options computed in accordance with generally accepted valuation methods. Among other factors, the predetermined strike price must be taken into account when determining the theoretical market price.

In the event that Siemens shares are acquired using equity derivatives in accordance with the above rules, shareholders have no right to conclude such option contracts with the Company, applying mutatis mutandis the provisions of § 186 (3), 4th sentence of the German Stock Corporation Act (AktG). Furthermore, shareholders also have no right to conclude option contracts to the extent that, on conclusion of the option contracts, the Company has provided for preferential treatment of option contracts relating to a limited number of shares.

Shareholders will have a right to tender their shares only as far as the Company is obligated to take delivery of such shares under the option terms and conditions. Any further right to tender is hereby excluded.

(c)	The rules set out in Agenda Item 7 (c), (d), (e) and (f) shall apply mutatis mutandis to the use of Siemens shares acquired using equity derivatives.

9.
To consider and vote upon the creation of an Authorized Capital 2009 against contributions in cash and/or contributions in kind with and without shareholders’ preemptive rights, and the related amendments to the Articles of Association

The Authorized Capital 2004 will expire on January 21, 2009. Therefore, the provision concerning the Authorized Capital 2004 hitherto contained in § 4 (7) of the Articles of Association shall be deleted and a new Authorized Capital 2009 shall be created against contributions in cash and/or contributions in kind with the possibility of excluding shareholders’ preemptive rights.

Accordingly, the Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:
(a)
The Managing Board shall be authorized to increase, with the approval of the Supervisory Board, the capital stock until January 26, 2014 by up to €520,800,000 nominal through the issuance of up to 173,600,000 shares of no par value registered in the names of the holders against contributions in cash and/or kind. The authorization may be implemented in installments. The Managing Board shall be authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue.

The Managing Board shall be authorized to exclude, with the approval of the Supervisory Board, shareholders’ preemptive rights in the event of capital increases against contributions in kind.

In the event of capital increases against contributions in cash, shareholders shall be entitled to preemptive rights to subscribe for the new shares. The shares shall be underwritten by banks with the obligation that they must be offered to shareholders for purchase. However, the Managing Board shall be authorized to exclude, with the approval of the Supervisory Board, any shareholders’ preemptive rights in the event of capital increases against contributions in cash

•	in order to make use of any fractional amounts after excluding shareholders’ preemptive rights thereon;

•
in order to grant holders of conversion or option rights issued by Siemens AG or any of its subsidiaries, as protection against the effects of dilution, preemptive rights to subscribe for new Siemens shares to the extent they would be entitled to upon exercising their conversion or option rights;

•
if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with the provisions of § 186 (3), 4th sentence of the German Stock Corporation Act (AktG) (against contributions in cash, with shareholders’ preemptive rights excluded) does not exceed 10% of the capital stock existing at the time of the implementation of the authorization. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of the authorization until the time of its implementation. The limit also includes shares that were issued or are to be issued to service conversion or option rights granted in accordance with the above provisions at the time of the implementation of the authorization.

The total number of shares that may be issued on the basis of this authorization under exclusion of shareholders’ preemptive rights shall include any new shares of stock issued from the conditional or authorized capital, under exclusion of shareholders’ preemptive rights, during the term of this authorization until the Managing Board’s decision on their utilization. Also included shall be any new shares from the conditional or authorized capital that were or can be issued during the term of this authorization to service conversion or option rights granted at that time under exclusion of shareholders’ preemptive rights.
(b)	The Authorized Capital 2004 hitherto provided for in § 4 (7) of the Articles of Association shall be deleted and § 4 (7) of the Articles of Association shall be amended to read as follows:
“7.
The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 26, 2014 by up to €520,800,000 nominal through the issuance of up to 173,600,000 shares of no par value registered in the names of the holders against contributions in cash and/or contributions in kind. The authorization may be implemented in installments. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue (Authorized Capital 2009).

The Managing Board is authorized to exclude, with the approval of the Supervisory Board, shareholders’ preemptive rights in the event of capital increases against contributions in kind.

In the event of capital increases against contributions in cash, shareholders shall be entitled to preemptive rights to subscribe for the new shares. The shares shall be underwritten by banks with the obligation that they must be offered to shareholders for purchase. However, the Managing Board shall be authorized to exclude, with the approval of the Supervisory Board, any shareholders’ preemptive rights in the event of capital increases against contributions in cash

•	in order to make use of any fractional amounts after excluding shareholders’ preemptive rights thereon;

•
in order to grant holders of conversion or option rights issued by Siemens AG or any of its subsidiaries, as protection against the effects of dilution, preemptive rights to subscribe for new Siemens shares to the extent they would be entitled to upon exercising their conversion or option rights;

•
if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with the provisions of § 186 (3), 4th sentence of the German Stock Corporation Act (AktG) (against contributions in cash, with shareholders’ preemptive rights excluded) does not exceed 10% of the capital stock existing at the time of the implementation of the authorization. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of the authorization until the time of its implementation. The limit also includes shares that were issued or are to be issued to service conversion or option rights granted in accordance with the above provision at the time of the implementation of the authorization.

The total number of shares that may be issued on the basis of this authorization under exclusion of shareholders’ preemptive rights shall include any new shares of stock issued from the conditional or authorized capital, under exclusion of shareholders’ preemptive rights, during the term of this authorization until the Managing Board’s decision on their utilization. Also included shall be any new shares from the conditional or authorized capital that were or can be issued during the term of this authorization to service conversion or option rights granted at that time under exclusion of shareholders’ preemptive rights.”
(c)	The Supervisory Board is authorized to amend § 4 of the Articles of Association depending on the utilization of the Authorized Capital 2009 and upon expiration of the term of the authorization.
10.
To consider and vote upon a resolution authorizing the Managing Board to issue convertible bonds and/or bonds with warrants and exclude shareholders’ preemptive rights and to vote upon a resolution creating a Conditional Capital 2009, and related amendments to the Articles of Association

The authorization to issue convertible bonds and/or bonds with warrants adopted at the Annual Shareholders’ Meeting of January 22, 2004 will expire on January 21, 2009. To give the Company sufficient room to act, a new authorization to issue convertible bonds and/or bonds with warrants shall be sought and a corresponding Conditional Capital 2009 shall be created. As no convertible bonds and/or bonds with warrants issued under the authorization by the Annual Shareholders’ Meeting on January 22, 2004 are still outstanding, the Conditional Capital 2004 provided for in § 4 (8) of the Articles of Association will not be used up and, therefore, shall be cancelled.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:
(a)
The Managing Board shall be authorized to issue bonds in an aggregate principal amount of up to €15,000,000,000 with conversion rights (convertible bonds) or with warrants (bonds with warrants) entitling the holders to subscribe to up to 200,000,000 new shares of Siemens AG with no-par value registered in the names of the holders, representing a pro rata amount of up to €600,000,000 of the capital stock (hereinafter “bonds”). The terms and conditions of the convertible bonds may also give rise to an obligation to exercise the conversion rights at the date of their maturity or at another time. The bonds shall be issued against contributions in cash. The authorization shall also include the right to assume the necessary guarantees for bonds issued by the Company’s subsidiaries and to grant shares of stock of Siemens AG (“Siemens shares”) to fulfill any conversion or option rights attached to such bonds. The authorization shall expire on January 26, 2014. The issue of the bonds may be implemented once or several times, wholly or in part. Fractional bonds shall rank pari passu in all respects.

In case of bonds with warrants being issued, one or several warrants shall attach to each fractional bond entitling the holder to subscribe to Siemens shares, subject to the terms and conditions of the bond with warrant. The pro rata amount of the capital stock represented by the shares subscribed for on the basis of one fractional bond with warrant must not exceed the principal amount of the fractional bond with warrant. In the case of convertible bonds being issued, the holders of the convertible bonds shall be entitled to exchange them for new Siemens shares, subject to the terms and conditions of the convertible bond. The conversion ratio is obtained by dividing the principal amount or the lower issue price of a fractional convertible bond by the stipulated conversion price for one new Siemens share. The pro rata amount of the capital stock represented by the shares subscribed for on the basis of a convertible bond must not exceed the principal amount or the lower issue price of a fractional convertible bond.

In case of bonds being issued that grant conversion rights without stipulating a conversion obligation, the conversion or exercise price shall be equal to the lower of 125% of the volume-weighted average market price of the Siemens stock in XETRA trading (or a comparable successor system) in the period between the beginning of institutional placing and the determination of the issue amount of the bonds (“price determination”) and 125% of the volume-weighted average market price of the Siemens stock in XETRA trading (or a comparable successor system) during the last hour prior to the price determination. If there is no institutional placing prior to the price determination, the conversion or exercise price shall be equal to 125% of the volume-weighted average market price of the Siemens stock in XETRA trading (or a comparable successor system) on the five trading days preceding the date of price determination. The lower of the two volume-weighted average prices in the case of institutional placing or, in the absence of such a placing prior to the price determination, the volume-weighted average market price of the five trading days preceding the date of price determination is hereinafter also referred to as the “reference price”.

In case of bonds being issued that stipulate a conversion obligation, the conversion price shall be equal to the following amount:
•
100% of the reference price if the arithmetic mean of the closing prices of the Siemens stock in XETRA trading (or a comparable successor system) during the last twenty consecutive trading days ending on the third trading day prior to the date of conversion is lower than or equal to the reference price;

•
120% of the reference price if the arithmetic mean of the closing prices of the Siemens stock in XETRA trading (or a comparable successor system) during the last twenty consecutive trading days ending on the third trading day prior to the date of conversion is higher than or equal to 120% of the reference price;

•
the arithmetic mean of the closing prices of the Siemens stock in XETRA trading (or a comparable successor system) during the last twenty consecutive trading days ending on the third trading day prior to the date of conversion if this amount is higher than the reference price, but lower than 120% of the reference price;

•	notwithstanding the above provisions, 120% of the reference price if the holder of the bonds exercises an existing conversion right prior to the commencement of the conversion obligation.
§ 9 (1) of the German Stock Corporation Act (AktG) shall remain unaffected.
Without prejudice to § 9 (1) of the German Stock Corporation Act (AktG), the conversion or exercise price shall be reduced by virtue of a dilution protection clause subject to a more precise definition of the terms and conditions of the bonds by payment of a corresponding amount in cash upon exercise of the conversion rights or by reduction of the additional cash contribution if Siemens AG grants preemptive rights to its shareholders during the conversion or option period (raising its capital stock, issuing further bonds or participatory notes (Genussrechte) with conversion or option rights or granting other option rights) and holders of conversion or option rights are not given preemptive rights on the scale to which they would be entitled upon exercise of their conversion or option rights. Instead of a payment in cash or reduction of the additional cash contribution, the conversion ratio — if possible — may also be adjusted by dividing the principal amount by the reduced conversion price. The terms and conditions may additionally provide for an adjustment of the conversion or option rights in the event of a capital reduction, a stock split or other extraordinary events (such as control being obtained by a third party).

The Managing Board shall be authorized to determine the further terms and conditions of bond issues or to establish such terms and conditions by mutual agreement with the governing bodies of the issuing subsidiaries. The terms and conditions may also deal with the following aspects:
•
whether consideration may be offered in the form of Siemens shares, payment of the equivalent amount in cash or transfer of other listed securities, instead of utilizing the Company’s conditional capital;

•	whether and how an exchange ratio shall be rounded;

•	whether an additional cash contribution or a compensation in cash may be specified in the case of fractional amounts;

•	whether a certain point in time may be determined by which the conversion or option rights can or must be exercised;

•	whether the bonds shall be issued in euros or other legal currencies of OECD countries.
As a matter of principle, the bonds must be offered to shareholders for purchase, including the possibility of issuing them to banks with the obligation that they must be offered to shareholders for purchase. However, the Managing Board shall be authorized to exclude, with the approval of the Supervisory Board, shareholders’ preemptive rights,
•
provided that the issue price of the bonds is not significantly lower than their theoretical market price computed in accordance with generally accepted valuation methods, and further provided that the total number of shares to be issued on the basis of the bonds under this authorization pursuant to § 186 (3), 4th sentence of the German Stock Corporation Act (AktG) (against contributions in cash, with shareholders’ preemptive rights being excluded), together with other shares issued or sold pursuant to or in accordance with this statutory regulation during the term of this authorization, does not exceed 10% of the capital stock existing at the time of the implementation of the authorization; this limit also includes shares of stock issued up to this point in time against contributions in kind, under exclusion of shareholders’ preemptive rights, on the basis of the Authorized Capital 2009 to be resolved under Agenda Item 9;

•	to the extent that the exclusion is necessary with regard to fractional amounts resulting from the exchange ratio;

•
in order to grant holders of conversion or option rights on Siemens shares preemptive rights as compensation against the effects of dilution to the extent to which they would be entitled to upon exercising such rights.

(b)
In order to grant shares of stock to holders of convertible bonds or bonds with warrants issued under the authorization pursuant to Agenda Item 10 (a) above, the capital stock shall be conditionally increased by €600,000,000 through the issuance of up to 200,000,000 no-par value shares registered in the names of the holders (Conditional Capital 2009). The conditional capital increase shall be effected through the issuance of up to 200,000,000 shares of no par value registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued and only to the extent to which holders of convertible bonds or warrants attached to bonds issued under the authorization pursuant to Agenda Item 10 (a) above by Siemens AG or any of its subsidiaries until January 26, 2014 exercise their conversion or option rights and no other forms of fulfillment are used to service these rights. The new shares of stock shall be issued at the conversion or option prices determined in each case in accordance with the above-mentioned authorization. The Managing Board shall be authorized to determine the further details of the implementation of the conditional capital increase.

(c)	The Conditional Capital 2004 provided for in § 4 (8) of the Articles of Association shall be cancelled and § 4 (8) of the Articles of Association shall be amended to read as follows:
“8.
The capital stock is conditionally increased by €600,000,000. The conditional capital increase is to be effected through the issuance of up to 200,000,000 no-par value shares registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued and only to the extent to which holders of convertible bonds or warrants attached to bonds issued by Siemens AG or any of its subsidiaries until January 26, 2014, in accordance with the Managing Board’s authorization by the Annual Shareholders’ Meeting on January 27, 2009, exercise their conversion or option rights and no other forms of fulfillment are used to service these rights (Conditional Capital 2009). The new shares of stock shall be issued at the conversion or exercise prices determined in each case in accordance with the above-mentioned authorization. The Managing Board shall be authorized to determine the further details of the implementation of the conditional capital increase.”

(d)
The Supervisory Board shall be authorized to amend § 4 of the Articles of Association depending on the utilization of the Conditional Capital 2009. The same shall apply in the event that the authorization to issue convertible bonds or bonds with warrants has not been utilized upon expiration of the term of the authorization and in the event that the Conditional Capital 2009 has not been utilized after expiration of all conversion or option periods.

11.	To consider and vote upon adjustments to the Supervisory Board remuneration and related amendments to the Articles of Association

The demands placed on members of the Supervisory Board and the workload, particularly that of the chairman, the deputy chairmen, and the members and chairmen of the committees of the Supervisory Board, have increased continually. This should be taken into account with respect to remuneration. However, work on those committees, which as a rule are active less frequently than other Supervisory Board committees, such as the Mediation Committee or the Nominating Committee required by the German Corporate Governance Code, shall not be remunerated separately. Thus, the remuneration of Supervisory Board members shall be adjusted with effect from the start of the current fiscal year that began on October 1, 2008, whereas the fixed compensation shall be maintained. With respect to variable compensation the performance parameters shall be modified and the long-term variable compensation shall be adapted to an annual payment modus. If a Supervisory Board member fails to attend a meeting of the Supervisory Board, the Supervisory Board remuneration shall be reduced on a pro rata basis. In addition, an attendance fee for each meeting of the Supervisory Board or its committees shall be implemented.

Therefore, the Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:
(a)	§ 17 of the Articles of Association shall be amended to read as follows:
“1.	Each member of the Supervisory Board shall receive:
(a)	A fixed annual compensation of €50,000.

(b)
An annual compensation based on the short-term performance of the Company in the amount of €150 for each €0.01 by which earnings per share as disclosed in the consolidated financial statements for the fiscal year just ended exceed a minimum amount of €1.00. The minimum amount shall be increased annually by 10%, beginning with the fiscal year starting on October 1, 2009. The performance measure is based on basic earnings per share from continuing operations as reported in the consolidated financial statements prepared in accordance with the accounting principles to be applied in each case.

(c)
An annual compensation based on the long-term performance of the Company in the amount of €250 for each €0.01 by which the average earnings per share as disclosed in the consolidated financial statements for the three previous fiscal years exceed the amount of €2.00. The minimum amount shall be increased annually by 10%, beginning with the fiscal year starting on October 1, 2009. The performance measure is based on basic earnings per share from continuing operations as reported in the consolidated financial statements prepared in accordance with the accounting principles to be applied in each case.

2.
The chairman of the Supervisory Board shall receive triple, and each deputy chairman one and one-half times the amount to be paid pursuant to subsection 1 above. In addition, each member of the Audit Committee and the Chairman’s Committee, with the exception of the committee chairmen, shall receive additional remuneration at the rate of one-half of the full amount to be paid pursuant to subsection 1, while each of the chairmen of these committees shall be additionally remunerated at the rate of the full amount to be paid pursuant to subsection 1. Further, each member of the Compliance Committee and the Finance and Investment Committee shall receive additional remuneration at the rate of one-fourth of the full amount to be paid pursuant to subsection 1, while the chairmen of these committees shall be additionally remunerated at the rate of one-half of the full amount to be paid pursuant to subsection 1. The total remuneration of the chairman of the Supervisory Board shall not exceed four times the full amount to be paid pursuant to subsection 1.

3.
Changes on the Supervisory Board and/or its committees are taken into account with respect to remuneration in proportion to the term of office, with parts of months being rounded up to full months. If a Supervisory Board member fails to attend a meeting of the Supervisory Board, one-third of the overall remuneration pursuant to subsections 1 and 2 above shall be reduced by a percentage equal to the percentage of meetings the Supervisory Board member has not attended with regard to the total number of meetings held in the fiscal year.

4.	In addition, an attendance fee of €1,000 shall be paid to each member of the Supervisory Board for each meeting of the Supervisory Board and its committees he or she attends.

5.
The remuneration shall be payable after the close of the Annual Shareholders’ Meeting at which the consolidated financial statements referred to in subsections 1 (b) and 1 (c) above are submitted or which resolves on the approval thereof. The Company shall reimburse the members of the Supervisory Board for expenses incurred and for sales taxes to be paid on their remuneration.

6.
In the Company’s interests, the Supervisory Board members shall be included in an insurance policy for board members and certain employees of Siemens AG and its subsidiaries maintained by the Company that, where existing, will provide reasonable coverage for personal liability for financial loss associated with supervisory or management functions. The premiums for this insurance policy shall be paid by the Company.”

(b)
The amendments to the Articles of Association referred to in Agenda Item 11 (a) shall apply for the first time to the fiscal year that began on October 1, 2008 and shall replace the current arrangements for the remuneration of Supervisory Board members once they become effective.

12.	To consider and vote upon amendments to the Articles of Association with regard to elections

The provision set forth in § 21 (7) of the Articles of Association contains a modification of the principle of simple majority of votes pursuant to § 133 (1) of the German Stock Corporation Act (AktG) by specifying that an election proposal shall be considered adopted if it receives the greatest number of votes. In the event of a tie, a lot to be drawn by the chairman of the meeting shall break the tie. If there are several positions to be filled, the present approach leads to a complex election process and an unwieldy method for determining election results at the Annual Shareholders’ Meeting. A further factor is that under the current provision of the Articles of Association an election proposal could be considered adopted even without the affirmative approval of a simple majority of the votes cast. To facilitate the election process and provide for the expedient running of the Annual Shareholders’ Meeting, the principle of simple majority shall also apply to election resolutions at the Annual Shareholders’ Meeting.

Therefore, the Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolutions:
(a)	§ 21 (7) of the Articles of Association shall be deleted.

(b)	§ 23 (2) of the Articles of Association shall be amended to read as follows:

“Adoption of resolutions by the Annual Shareholders’ Meeting shall require the affirmative vote of a majority of the votes cast (simple majority) unless a higher majority is expressly prescribed by law.”

Reports and notifications to the Annual Shareholders’ Meeting
Capital structure of Siemens AG
The following table summarizes the current capital stock and potential capital measures reflecting the authorizations proposed to this Annual Shareholders’ Meeting:

Current capital stock as of December 2008		€2,742,610,263	914,203,421 shares	100%

Capitals with exclusion of shareholders’ preemptive rights	Conditional Capital for settlement with former Nixdorf shareholders	€566,229	188,743 shares	approx. 0.02%

	Conditional Capital for 1999 and 2001 Stock Option Plans	€9,950,583	3,316,861 shares	approx. 0.36%

	Conditional capital for 2001 Stock Option Plan	€147,000,000	49,000,000 shares	approx. 5.36%

	Authorized capital 2006 for employee stock	€71,130,000	23,710,000 shares	approx. 2.59%

Option to exclude shareholders’ preemptive rights	Authorization as proposed in Agenda Item 7 to use Siemens shares held in treasury to service stock options, convertible bonds or bonds with warrants; to acquire companies; to dispose of Siemens shares to third parties, to employees and to members of the Managing Board	€274,261,026	91,420,342 shares	10%*

	Authorized Capital 2009 against contributions in cash or in kind, as proposed in Agenda Item 9	€520,800,000	173,600,000 shares	approx. 18.99%** (only 10%* in case of cash contributions with option to exclude preemptive rights)

	Conditional Capital 2009 for convertible bonds and/or bonds with warrants, as proposed in Agenda Item 10	€600,000,000	200,000,000 shares	approx. 21,88% (of which 10%* with option to exclude preemptive rights)

*
Any shares issued by direct or mutatis mutandis application of the provisions of § 186 (3), 4th sentence of the German Stock Corporation Act (AktG) (against contributions in cash approximating the stock market price, with shareholders’ preemptive rights excluded) are to be included in this limit, so that their aggregate total must not exceed the limit of 10% of the capital stock. In the event that conversion or option rights are granted with shareholders’ preemptive rights excluded, the above limit also includes shares of stock issued from the Authorized Capital 2009 against contributions in kind, under exclusion of shareholders’ preemptive rights.

**
The total number of shares that may be issued on the basis of the Authorized Capital 2009 includes all new shares of stock that were issued during the term of the authorization from other conditional or authorized capital, under exclusion of shareholders’ preemptive rights, and which were or can be issued to service conversion or option rights granted at that time under exclusion of shareholders’ preemptive rights.

Report on Agenda Item 7
The aim of the authorization being sought at the Annual Shareholders’ Meeting 2009 is to give Siemens AG again the power to acquire shares of Siemens AG (“Siemens shares”) to be held as treasury shares. The acquisition may be effected as a purchase over the stock exchange or through a public share purchase offer.
If, in the event of a public share purchase offer, the number of Siemens shares tendered or offered for purchase by shareholders exceeds the total volume of shares which the Company intends to acquire, the shareholders’ right to tender may be excluded to the extent that the acquisition or acceptance shall be in proportion to the Siemens shares tendered or offered for purchase, in order to facilitate the acquisition process. The preferential treatment of small lots of up to 150 shares tendered per shareholder also serves to ease the acquisition process.
The Company shall have the power to use Siemens shares held in treasury to service stock options granted under the 2001 Siemens Stock Option Plan. The proposed exclusion of shareholders’ preemptive rights takes account of this objective. As the authorization to issue stock options under the 2001 Siemens Stock Option Plan expired in December 2006, no new stock options will be issued under the 2001 Siemens Stock Option Plan. The key points of the 2001 Siemens Stock Option Plan were approved at the Annual Shareholders’ Meeting on February 22, 2001 and can be examined as an integral part of the notarized minutes of that meeting at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.
Since 1969, employee stock has been a strong additional incentive at Siemens, providing employees with the opportunity to purchase Siemens shares at an appropriate discount from the then current market price. Eligible recipients of the Company’s employee stock offers are the employees of Siemens AG and its subsidiaries, provided these subsidiaries participate in this employee stock program. In addition, the Company shall be able to grant and transfer Siemens shares with a holding period of at least two years to members of the top managements of Siemens AG and its subsidiaries. The Company shall be entitled to use Siemens shares held in treasury to satisfy such stock grants and to issue employee stock. For these purposes, the preemptive rights of existing shareholders must be excluded.
Overall, Siemens focuses on participation of employees and managers in the Company’s success under a corporate culture oriented toward equity ownership. Taking into account country-specific conditions, as many Siemens employees as possible worldwide shall be given a chance to benefit from their Company’s performance. Within the context of a Share Matching Plan, employees and managers of all income brackets shall be encouraged to purchase Siemens shares up to a certain amount and shall be given, after a three-year holding period, one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the Plan.
In addition, the Supervisory Board shall have the power to offer Siemens shares as stock-based compensation for purchase to the members of the Managing Board of Siemens AG, under the same terms and conditions as those offered to the Company’s employees, or to grant and transfer Siemens shares to the Managing Board members with a holding period of at least two years. The decision on this matter is the sole responsibility of the Supervisory Board as the competent body for Managing Board remuneration. Again, to this extent, shareholders’ preemptive rights must be excluded.

The decision about the form of equity compensation and method of servicing it shall be taken by the Supervisory Board with regard to Siemens shares offered for purchase or granted to members of the Managing Board, and by the Managing Board with regard to all other Siemens shares. In reaching their decision, these boards shall focus solely on promoting the interests of the Company and all its shareholders. At the following Annual Shareholders’ Meeting and in its Annual Report the Company will report on these decisions and on the number of Siemens shares offered for purchase, granted and transferred.
In addition, the Managing Board shall have the power, with the approval of the Supervisory Board, to offer and transfer Siemens shares held in treasury as consideration in kind in connection with business combinations or the acquisition of companies or interests therein. The proposed authorization is designed to enhance the Company’s competitive edge in its quest for interesting acquisition targets and to give the Company the necessary freedom to exploit opportunities to acquire other companies or interests therein quickly, flexibly and with little detriment to liquidity. The proposed exclusion of shareholders’ preemptive rights takes account of this objective. The decision whether shares held in treasury or shares from an authorized capital are to be used shall be made by the Managing Board, focusing solely on the interests of the Company and its shareholders. In determining the valuation ratios, the Managing Board shall ensure that the interests of shareholders are adequately safeguarded, taking into account the stock market price of the Siemens stock. There are no plans, however, to apply any fixed formula relating to the stock market price, especially to avoid negotiation results being called into question as a result of stock market fluctuations. There are currently no specific plans to make use of this authorization.
Furthermore, the authorization is designed to enable the Company, with the approval of the Supervisory Board, to sell Siemens shares held in treasury (with exclusion of shareholders’ preemptive rights) to third parties against cash contributions, e.g. to institutional investors, or with a view to enhance the Company’s investor base. The sale shall be subject to the condition that the price (excluding incidental transaction costs) at which the Siemens shares are sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system). By basing the selling price on the stock market price, the desirability of dilution protection and the shareholders’ interests in safeguarding their assets and voting rights are given due consideration. When determining the final selling price, Management shall keep any markdown on the quoted stock market price as low as possible, taking into account current market conditions. In this way, shareholders will be able to maintain their percentage ownership in the Company by purchasing Siemens shares on the stock exchange, while the Company is provided with additional room for maneuver in the interests of all shareholders to exploit favorable market opportunities at short notice. There are currently no specific plans to make use of this authorization.
Further, the Company shall also be able to use Siemens shares acquired pursuant to this authorization to service conversion or option rights granted by Siemens AG or any of its subsidiaries. The exclusion of shareholders’ preemptive rights is a prerequisite thereof.
Finally, Siemens shares acquired under this authorization may be retired without requiring an additional resolution by the Annual Shareholders’ Meeting.
The proposed authorization will ensure that the number of Siemens shares issued pursuant to Agenda Item 7 (c), subsections (5) and (6) — by way of facilitated exclusion of shareholders’ preemptive rights applying mutatis mutandis the provisions of § 186 (3), 4th sentence of the German Stock Corporation Act (AktG) — plus the number of other Siemens shares issued or disposed of during the term of the authorization by applying the above provisions either directly or mutatis mutandis, does not exceed 10% of the capital stock existing at the time of the implementation of the authorization. This limit also includes shares that were or can be issued to service conversion or option rights granted in accordance with the above provisions during the term of the authorization up to this point in time.
The Managing Board will inform the following Annual Shareholders’ Meeting of the transactions carried out under this authorization.

Report on Agenda Item 8
Apart from the options to acquire Siemens shares as provided for in Agenda Item 7, the Company shall also be authorized to acquire Siemens shares by using equity derivatives. This additional alternative will enhance the Company’s ability to structure the acquisition of Siemens shares in an optimal manner. For the Company, it may be advantageous to sell put options or purchase and exercise call options or use a combination of put and call options to acquire Siemens shares, instead of directly acquiring shares of stock of the Company. The acquisition of Siemens shares by using equity derivatives is intended to serve only as a supplement to conventional share buybacks, as is shown by the 5% limit of the capital stock. Thus, the authorization proposed under Agenda Item 8 does not result in overshooting the maximum limit (mentioned under Agenda Item 7) of 10% of the capital stock existing at the date of the resolution for the acquisition of Siemens shares, but just opens up additional financing opportunities for the acquisition within the existing acquisition framework.
The term of the options must be chosen in such a way that the acquisition of the Siemens shares upon exercise of the options will take place no later than July 26, 2010. This is to ensure that the Company will not acquire any more Siemens shares after expiration on July 26, 2010 of the authorization to acquire Siemens shares under that authorization.
When selling put options, the buyer (or holder) of the put options is given the right to sell a predetermined number of Siemens shares to the Company at a price specified in the put option contract (“strike price”). In return, the Company receives an option premium which corresponds to the value of the disposal right taking into consideration, among other things, the strike price, the term of the option, and the volatility of the Siemens shares. If the put options are exercised, the option premium paid by the purchaser of the put options reduces the total consideration paid by the Company for the acquisition of the shares. For the option holder, exercise of the put options makes economic sense only if the market price of the Siemens stock, at the time of exercise, is lower than the strike price, because the option holder can then sell the Siemens shares to the Company at the higher strike price. From the Company’s perspective, the advantage of using put options in share buybacks is that the strike price is determined at the time of conclusion of the option contract, while liquidity will not flow out until the date the options are exercised. If the option holder does not exercise the options because the stock price on the date of exercise exceeds the strike price, the Company, although unable to acquire any Siemens shares, still keeps the option premium received.
When purchasing call options, the Company acquires, against payment of a premium, the right to buy a predetermined number of Siemens shares at a predetermined exercise price (“strike price”) from the seller (writer) of the option contract. For the Company, exercise of the call options makes economic sense if the market price of the Siemens stock is higher than the strike price, because it can then buy the shares from the option writer at the lower strike price without placing undue burden on the Company’s liquidity, as the agreed acquisition price need not be paid until the call options are exercised.
The purchase price to be paid by the Company for the Siemens shares is the strike price specified in the put or call option contract. The strike price may be higher or lower than the stock market price of the Siemens stock at the time of conclusion of the option contract, but may neither exceed the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last three trading days prior to conclusion of the option contract by more than 10% nor fall below that average closing price by more than 30% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid). The provision that the price may not fall below the stock market price by more than 30% is necessary in order to enable the Company in the context of today’s increasingly volatile market environment to also use options with medium- and long-term maturities when repurchasing Siemens shares.

The call option premium paid by the Company may not be higher, and the put option premium received by the Company may not be lower, than the theoretical market price of the options computed in accordance with generally accepted valuation methods. Among other factors, the predetermined strike price must be taken into account when determining the theoretical market price. The determination of both option premium and strike price in the manner described above and the commitment to satisfy the exercise of options by utilizing only Siemens shares that were previously acquired over the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock market price of the Siemens stock in XETRA trading (or a comparable successor system), is designed to rule out economic disadvantages for shareholders from the buyback of Siemens shares using equity derivatives. Since the Company receives or pays a fair market price, the shareholders not involved in the option transactions do not suffer any loss in value. This is comparable to the position of shareholders in the case of share buybacks over the stock exchange, where in fact not all shareholders are able to sell shares to the Company. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that full account is also taken of the principle of equal treatment of shareholders in this form of acquisition. Therefore it is justifiable, also in accordance with the legal basis underlying § 186 (3), 4th sentence of the German Stock Corporation Act (AktG), that shareholders shall have no right to conclude such option contracts with the Company. Furthermore, shareholders shall also have no right to conclude option contracts to the extent that, on conclusion of the option contracts, the Company has provided for preferential treatment of option contracts relating to a limited number of shares. Unlike an offer to purchase options made to all shareholders or received from all shareholders, the exclusion of preemptive and tender rights enables the Company to conclude option contracts at short notice.
If Siemens shares are acquired using put options, call options, or a combination of put and call options, shareholders shall have a right to tender their Siemens shares only insofar as the Company is obligated to take delivery of such shares pursuant to the option terms and conditions. Otherwise the use of equity derivatives in share buybacks would not be possible, and the Company would not be able to reap the benefits associated therewith. Having carefully weighed the interests of shareholders and the Company, and given the advantages to the Company resulting from the use of put options, call options, or a combination of put and call options, the Managing Board considers the nongranting or the restriction of shareholders’ right to tender their shares to be justified.
The Managing Board will inform the following Annual Shareholders’ Meeting of the transactions carried out under this authorization.
Report on Agenda Item 9
It will be proposed at the Annual Shareholders’ Meeting that an Authorized Capital 2009 of up to €520,800,000 through the issuance of up to 173,600,000 shares of no par value registered in the names of the holders be created. The new Authorized Capital 2009 shall be available for capital increases against contributions in cash and/or contributions in kind. When utilizing the Authorized Capital 2009, the aggregate amount shall not be exceeded. The new Authorized Capital 2009 is designed to replace the Authorized Capital 2004 that will expire on January 21, 2009 and has so far not been utilized by the Company. If this new authorization were utilized to the full, the proposed amount of the new Authorized Capital of up to 173,600,000 new shares would result in an approximately 18.99% increase in the current capital stock.

The Authorized Capital 2009 is designed to enable the Company, among other things, to finance future acquisitions, either against cash or against shares of stock.
If the Authorized Capital 2009 is utilized, shareholders shall be entitled to preemptive rights in the event of capital increases against contributions in cash. However, the authorization sought provides that the Managing Board may exclude, with the approval of the Supervisory Board, shareholders’ preemptive rights with regard to fractional amounts. The exclusion of shareholders’ preemptive rights with regard to such fractional amounts, if any, is intended solely to allow the authorization to be used by round amounts. The fractional amounts relating to shares for which preemptive rights are excluded will be used in the Company’s best interest. Furthermore, shareholders’ preemptive rights can be excluded to the extent this is necessary to grant holders of conversion or option rights a right to subscribe for new shares if the terms and conditions of the relevant bonds provide for such preemptive rights. Such bonds include an antidilution protection mechanism in order to facilitate their placement in the capital market, which provides that the holders or creditors, in case of subsequent share issues, may be granted preemptive rights to new shares equal to that of shareholders. They are thus placed in the same position as if they were already shareholders. In order to protect the bonds from dilution, shareholders’ preemptive rights to subscribe for such shares must be excluded. This serves to facilitate the placement of the bonds and thus serves the interests of shareholders in an optimized financial structure of the Company.
Besides, the Managing Board may exclude preemptive rights, with the approval of the Supervisory Board, if the shares are issued against cash contributions at a price which is not significantly lower than the stock market price. This authorization enables the Company to quickly and flexibly leverage market opportunities covering any capital requirements at short notice. By excluding shareholders’ preemptive rights, it is possible to place the shares close to the stock market price, i.e. the discount normally associated with rights issues is eliminated. Such capital increases against contributions in cash close to the stock market price with exclusion of shareholders’ preemptive rights may not exceed 10% of the existing capital stock at the time of its exercise, thus taking into account the shareholders’ legitimate interest to be protected against dilution of their percentage ownership in the Company. Shareholders may purchase shares on the market under essentially the same terms and conditions if they want to maintain the level of their equity interest in the Company. The 10% limit includes shares issued or disposed of by direct or mutatis mutandis application of § 186 (3), 4th sentence of the German Stock Corporation Act (AktG) under other authorizations during the term of this authorization until the time of its implementation. The limit also includes shares that were issued or are to be issued to service conversion or option rights granted in accordance with the above provisions at the time of implementing this authorization.
It shall be possible to exclude shareholders’ preemptive rights in full in the event of capital increases against contributions in kind. Because the Company is faced with global competition, it must be able at all times to act quickly and flexibly on the international and regional markets in the interests of its shareholders. To achieve this, it may be necessary to acquire businesses or ownership interests in businesses at short notice in order to strengthen the Company’s competitive position. Shares of stock may serve as an appropriate consideration for conserving liquidity or conforming with the tax framework in certain countries (such as the U.S.). Thus, the proposed authorization to issue an Authorized Capital 2009 against contributions in kind is designed to give Siemens AG the opportunity to offer Siemens shares quickly and flexibly, with the approval of the Supervisory Board, as consideration for claims arising from the preparation, implementation, application or processing of transactions involving the legal or statutory acquisition of businesses or ownership interests in businesses, without having to take recourse to the stock markets. The proposed exclusion of shareholders’ preemptive rights in the event of capital increases against contributions in kind takes account of this objective.

The total number of shares that may be issued on the basis of this authorization under exclusion of shareholders’ preemptive rights shall include any new shares of stock issued from conditional or authorized capital, under exclusion of shareholders’ preemptive rights, during the term of this authorization until the Managing Board’s decision on their utilization. Also included shall be any new shares from the conditional or authorized capital that were or can be issued during the term of this authorization to service conversion or option rights granted at that time under exclusion of shareholders’ preemptive rights. The inclusion is necessary to ensure that no new shares are issued under this authorization with shareholders’ preemptive rights excluded which, together with other new shares issued or to be issued under exclusion of shareholders’ preemptive rights, would exceed the limit of up to 20% of the current capital stock.
There are currently no specific plans to make use of the new Authorized Capital 2009. Such global authorizations providing for the option to exclude shareholders’ preemptive rights are common practice on a national and international level. The Managing Board will carefully consider on a case-by-case basis whether utilization of the Authorized Capital 2009 would be in the interests of the Company and its shareholders. The Managing Board will report to the Annual Shareholders’ Meeting on any utilization of the Authorized Capital 2009.
Report on Agenda Item 10
An adequate capital structure is an essential prerequisite for the future growth of the Company. By issuing convertible bonds and/or bonds with warrants (hereinafter “bonds”), the Company is able to use attractive financing opportunities depending on the market situation in order to raise debt capital at favorable interest rates. The authorization to issue bonds adopted at the Annual Shareholders’ Meeting of January 22, 2004 will expire on January 21, 2009. In order to give the Company sufficient room to issue bonds, we propose to the Annual Shareholders’ Meeting with regard to Agenda Item 10 that the Managing Board be again authorized to issue bonds and that a corresponding Conditional Capital 2009 be created. At the same time, the Conditional Capital 2004 shall be cancelled, because no convertible bonds and/or bonds with warrants issued under the authorization by the Annual Shareholders’ Meeting on January 22, 2004 are still outstanding and the Conditional Capital 2004 will therefore not be used up. The Conditional Capital 2004 shall be replaced by the new Conditional Capital 2009 under the authorization proposed herein.
The authorization being sought under Agenda Item 10 is designed to enable the Company to issue bonds in a principal amount of up to €15 billion with conversion or option rights entitling the holders to subscribe to stock of Siemens AG, effected through the issuance of up to 200,000,000 new Siemens shares from the new Conditional Capital 2009 to be created, representing a pro rata amount of up to €600,000,000 of the capital stock. Full utilization of the proposed authorization would increase the Company’s current capital stock by approximately 21.88%. The authorization shall expire on January 26, 2014.
The Company should be able to access the German or the international capital market (or both), depending on the market situation, possibly through its subsidiaries, to issue bonds in euros as well as in other legal currencies of OECD countries. The scope for structuring the bonds shall be further broadened by adding the possibility of making the bonds subject to a conversion obligation in certain cases. In addition, instead of issuing shares from the Conditional Capital, the Company shall be authorized to settle the rights under the bonds using Siemens shares held in treasury, cash settlement or transfer of other listed securities.

The pro rata amount of the capital stock represented by the shares to be subscribed to per fractional bond shall not exceed the nominal amount or the issue price below the nominal amount, of each fractional bond. The authorization specifies the precise principles for calculating the conversion or exercise price. The relevant criterion here is the market price of the Siemens stock prevailing at the time of placement of the bonds or, in the case of bonds involving a conversion obligation, at the time of conversion. Without prejudice to § 9 (1) of the German Stock Corporation Act (AktG), the conversion or exercise price — in order to preserve the intrinsic value — shall be adjusted by virtue of a dilution protection clause subject to a more precise definition of the terms and conditions of the bonds if, for example, the Company raises its capital stock during the conversion or option period and the holders of conversion or option rights are not given preemptive rights on the scale to which they would be entitled upon exercise of their conversion or option rights.
As a matter of principle, shareholders shall have preemptive rights with regard to the bonds. In order to facilitate ease of handling, however, use may be made of the possibility for issuing the bonds to credit institutions with the obligation to offer them to the shareholders in accordance with their preemptive rights. In certain cases the Managing Board, with the approval of the Supervisory Board, shall nevertheless be authorized to exclude the preemptive rights.
Pursuant to § 221 (4), 2nd sentence of the German Stock Corporation Act (AktG), the provisions of § 186 (3), 4th sentence of the German Stock Corporation Act (AktG) apply mutatis mutandis to the exclusion of preemptive rights when convertible bonds or bonds with warrants are issued. On the basis of the explicit restrictions that form part of the authorization, the limit of 10% of the capital stock prescribed there for the exclusion of preemptive rights is not exceeded, even in combination with other shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of the authorization. This limit also includes shares of stock issued up to this point in time against contributions in kind, under exclusion of shareholders’ preemptive rights, on the basis of the Authorized Capital 2009 to be resolved under Agenda Item 9.
Placements that exclude shareholders’ preemptive rights provide an opportunity to take advantage of favorable situations on the stock exchange at short notice and thus achieve a significantly higher inflow of funds than in the case of issues retaining preemptive rights. If issues provide for the retention of preemptive rights, uncertainty about the utilization of such rights would put a successful placement at risk or at least burden it with additional expenses. Favorable terms and conditions that reflect market trends cannot be achieved with long-term offerings. Otherwise a substantial markdown would be required in order to ensure the attractiveness of the terms and conditions and thus the success of the issue over the entire offering period.
To ensure that the interests of shareholders are maintained, the issue price of the bonds must not be significantly lower than the theoretical market price computed in accordance with generally accepted valuation methods. In determining the price and taking into account the then current capital market situation, the Managing Board shall keep the markdown on the market price as small as possible, thus reducing the calculatory value of a preemptive right to near zero. As a result, existing shareholders would not suffer material economic disadvantage following the exclusion of their preemptive rights. In addition, they would have the opportunity to maintain their percentage equity ownership interests in the Company’s capital stock by purchasing the necessary shares on the stock exchange under essentially the same terms and conditions.

The remaining proposed instances of exclusion of shareholders’ preemptive rights are designed to facilitate the issuance of bonds. The exclusion in the case of fractional amounts is a reasonable and market-conforming means for achieving a practical subscription ratio. The exclusion of shareholders’ preemptive rights for the benefit of holders of outstanding bonds is in line with market practice and has the advantage that the conversion or exercise price of the outstanding bonds, which are commonly equipped with an antidilution mechanism, does not have to be reduced. As a result, it will be more attractive to place the bonds in several tranches and, in total, a higher inflow of funds can be raised. Therefore, the proposed instances of excluding preemptive rights are in the interests of the Company and its shareholders.
The Conditional Capital 2009 is required to service the conversion and/or option rights on Siemens shares relating to the bonds.
There are currently no specific plans to make use of the authorization to issue convertible bonds and/or bonds with warrants. The Managing Board will carefully consider on a case-by-case basis whether use of the authorization would be in the interests of the Company and its shareholders. The Managing Board will report to the Annual Shareholders’ Meeting on any use of the authorization.
Notifications pursuant to § 128 (2), sentences 6 through 8, German Stock Corporation Act (AktG)
A member of the Company’s Supervisory Board is also a member of the Board of Managing Directors of the following financial institution:
Deutsche Bank AG.
The following financial institution underwrote the Company’s last securities offering within the last five years:
Citibank International Plc.
The Company has not received notification of any equity interests in Siemens AG being held by a financial institution that must be disclosed pursuant to § 21 of the German Securities Trading Act (WpHG).

Attendance at the Annual Shareholders’ Meeting
Notification of attendance
All shareholders of record who are registered in the stock register as shareholders of the Company and whose notification of attendance is received by the Company no later than Tuesday, January 20, 2009 are entitled to attend the Annual Shareholders’ Meeting and exercise their voting rights. At the time of giving notice of the Annual Shareholders’ Meeting the Company’s common stock amounts to 914,203,421 no par value shares entitled to attend and vote. Of these 914,203,421 shares of stock, 51,751,391 shares are held as treasury stock from which the Company can derive no rights.
Shareholders who are registered in the stock register may submit their notification of attendance in text form to Siemens AG at the following address:
Siemens Hauptversammlung 2009
81052 Munich, Germany
or electronically via the Internet at
http://www.siemens.com/agm
Further details regarding the attendance notification procedure are provided in the instructions on the attendance notification forms and at the above Internet website.
If a shareholder’s stock is held of record by a bank (i.e., in “street name”), such bank cannot vote the shares not owned by it unless it has the shareholder’s authority.
Holders of American Depositary Shares (ADSs) may notify attendance, order admission tickets and appoint proxies through JPMorgan, attention Mr. Manos Gavrilis, 500 Stanton Christiana Road, 3rd floor, OPS4, Mail Code DE3-5080 Newark, DE 19713, USA.
Since the number of attendance notifications for our Annual Shareholders’ Meetings has historically been high, we regret we are forced to limit the number of admission tickets issued and sent to shareholders to generally one ticket per shareholder. To facilitate the organization of the Annual Shareholders’ Meeting and without wishing to restrict the shareholders’ right to attend, shareholders are requested to notify their attendance as early as possible and only if they seriously intend to attend the Annual Shareholders’ Meeting.
Shareholders of record or their duly appointed proxy representatives entitled to attend the Annual Shareholders’ Meeting will be issued admission tickets and voting cards.
Free disposability of stock
Upon notification of attendance at the Annual Shareholders’ Meeting, a shareholder’s stock will not be blocked from trading, i.e., even after having given notification of attendance shareholders are free to dispose of their shares. The voting right is based on the number of shares evidenced by entry in the Company’s stock register on the date of the Annual Shareholders’ Meeting.

Proxies
Shareholders of record are entitled to vote by proxy, i.e. by delegating their authority to vote their shares at the Annual Shareholders’ Meeting to a proxy representative, such as a bank or a shareholders’ association. In this case, timely notification of attendance must be given by the duly authorized proxy or the shareholder of record. The proxy authorization must be given in writing or via the above Internet address. A bank or shareholders’ association may provide for a different arrangement with regard to its own authorization.
As a special service offered by us, shareholders may also delegate their authority to vote their shares at the Annual Shareholders’ Meeting to employees of Siemens AG. The required authorization may be given at the above Internet website or by returning the forms mailed to each shareholder. Please note that those proxy representatives may not accept instructions prior to the Annual Shareholders’ Meeting to vote on proposals of procedure.
Further details on how to designate a proxy are provided in the instructions on the attendance notification forms and at the above Internet website.
Inquiries, proposals and election nominations
Shareholder inquiries, proposals and election nominations concerning the Annual Shareholders’ Meeting should be sent only to:
Siemens Aktiengesellschaft
Corporate Finance
Investor Relations (CF IR)
Wittelsbacherplatz 2
80333 Munich
Germany
(Telefax: +49 89 636 32830)
or by e-mail to:
hv2009@siemens.com
Shareholder proposals and election nominations that are required to be disclosed will be posted on the Internet at http://www.siemens.com/agm upon their receipt. All proposals and election nominations relating to items on this Agenda that are received at the above-mentioned address by midnight (CET) on January 12, 2009, will be considered. Management’s discussion, if any, on the proposals and election nominations will also be available at the above Internet website.
Shareholders may follow the speeches of the Supervisory Board Chairman and of the President and CEO over the Internet (http://www.siemens.com/agm). Voting results will be available at this Internet address after the Annual Shareholders’ Meeting.
The Notice of Annual Shareholders’ Meeting has been published in the German Electronic Federal Gazette (“elektronischer Bundesanzeiger”) of December 5, 2008.
By order of the Managing Board
Siemens Aktiengesellschaft
This version of the Notice of Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purposes of interpretation the German text shall be authoritative and final.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: December 5, 2008	/s/ Dr. Werner Schick
	Name:	Dr. Werner Schick
	Title:	Senior Counsel

/s/ Dr. Tanja Koehler
	Name:	Dr. Tanja Koehler
	Title:	Senior Counsel